Exhibit 12.1 Ratio of Earnings To Fixed Charges

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(amounts in thousands)

Net Income (loss)	$35,282	$(149,132)	$(567,277)	$(1,411,273)	$(719,968)
Equity in losses of equity-method investees	436	4,169	30,327	304,596	76,769

Net Income (loss) before equity in losses of equity-method investees	35,718	(144,963)	(536,950)	(1,106,677)	(643,199)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	129,979	142,925	139,232	130,921	84,566
Assumed interest element included in rent expense	5,718	6,205	8,880	10,773	4,732

	135,697	149,130	148,112	141,694	89,298

Adjusted earnings (loss)	171,415	4,167	(388,838)	(964,983)	(553,901)
Fixed charges	(135,697)	(149,130)	(148,112)	(141,694)	(89,298)

Excess (deficiency) of earnings to cover fixed charges	$35,718	$(144,963)	$(536,950)	$(1,106,677)	$(643,199)

Ratio of earnings to fixed charges (1)	1.26	0.03	(2.63)	(6.81)	(6.20)

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.